JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920            Telefax:   (561)241-4943

April 19, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:

Re:

Real Value Estates, Inc.   (the “Company”)

Preliminary Information Statement on Schedule 14(c) filed March 15, 2010

Current Report on Form 8-k filed March 12, 2010

Annual Report on Form 10-k for the Fiscal Year ended May 31, 2009

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated April 1, 2010.

1.  With respect to comment nos. 1 through 3 and requested information to be included in an amended Schedule 14 (c):

 We have filed an amended information statement with respect to your comments. As discussed in our prior telephone conversation, we do not believe that the financial statements of Global Power and Water Industries, Inc. (“Global”) are required to be included in the Information Statement.

The acquisition of all of the issued and outstanding shares of common stock are subject to completion of the Company’s due diligence investigation and delivery of audited financial statements for the period ended May 31. 2010.

Assuming the closing of the transaction,   the Company will then file an 8-k disclosing the acquisition of Global.  The filing will also include the audited financial statements of Global.

2.  With respect to comment Number 4 and the Commission’s mailing address.

We have revised the mailing address for the Commission.

3.  With respect to comment Number 5 and the number of shares to be issued to the Global shareholder.

We have revised the Information Statement to state that a total of 800 million shares of common stock will be issued pursuant to the acquisition of Global.

4.  With respect to the Comment 6 and the inclusion of the exhibits to the share exchange agreement.

We have filed an amended Form 8-k on April 15, 2010 which includes copies of the exhibits to the share exchange agreement.

5.  With respect to Comment 7 regarding the controls and procedures as disclosed in the Company’s Form 10-k.

We are filing an amended Form 10-k for the fiscal year ended May 31, 2009 to indicate that the certifying officers have reached a conclusion that the internal control over financial reporting is effective.

Should you have further questions, please do not hesitate to contact the undersigned.

Very Truly Yours,

By: /s/ Jeffrey G. Klein
Jeffrey G. Klein Counsel For
Real Value Estates, Inc.